Pacific Drilling S.A. 8-10, Avenue de la Gare L-1610 Luxembourg ph / 00 352 278 58 139 fax / 00 352 278 58 140 web / www.pacificdrilling.com July 16, 2015 Mr. H. Roger Schwall Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561 Re: Pacific Drilling, S.A. Form 20-F for the Fiscal Year ended December 31, 2014 Filed February 26, 2015 File No. 001-35345 Dear Mr. Schwall: Set forth below is the response of Pacific Drilling, S.A. (the “Company”, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 9, 2015, with respect to the Annual Report on Form 20-F for the Fiscal Year ended December 31, 2014, File No. 001-35345, filed with the Commission on February 26, 2015 (the “Form 20-F”). For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 20- F for the Fiscal Year ended December 31, 2014 unless otherwise specified. Form 20-F for the Fiscal Year ended December 31, 2014 Exhibits, page 83 1. We note that revenues from the Chevron Corporation represented 67.4% of your total revenue for the year ended December 31, 2014 and that the majority of your $2.3 billion contract backlog is attributable to revenues you expect to generate from Chevron in the future. We also note your reference to the International Master Service Agreement with Chevron that contains, amongst other things, provisions for future drillship requirements and simplifies the process of entering into new drilling contracts, which increases the likelihood of securing future drilling contracts from Chevron. Given the significance of this Agreement, file it as an exhibit to the Form 20-F or tell us why you do not believe that Agreement that you are required to do so. See Instruction 4(b)(ii) of Item 19 on Form 20-F. RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits that the International Master Service Agreement between Chevron and Pacific Drilling (the “IMA”) is not required to be filed. The IMA is a framework agreement between Chevron and us that establishes the terms and conditions on which Chevron and its affiliates may engage us and our affiliates for the performance of offshore drilling and related services from time to time. The IMA does not

Securities and Exchange Commission July 16, 2015 Page 2 Pacific Drilling S.A. 8-10, Avenue de la Gare L-1130 Luxembourg ph / 00 352 278 58 140 fax / 00 352 278 58 110 web / www.pacificdrilling.com create any obligation on Chevron’s part to utilize our offshore drilling or related services nor does it create any obligation on our part to provide such services. The IMA contains mainly general, ordinary course provisions governing the business arrangement between Chevron and us triggers no obligations on either party’s part. Currently, the IMA framework is only utilized for one of our drillships contracted with Chevron, the Pacific Khamsin. Each engagement with Chevron is governed by a separate specific agreement that sets forth separately negotiated commercial and technical terms and conditions. With regard to the material commercial terms of such agreements, we provide disclosure regarding material, commercial information such as customer names, contract revenue and contract duration on a regular basis through our fleet status reports and quarterly reports on Form 6-K in order to assist investors in understanding our contracts. Because the IMA is only a framework agreement and triggers no obligation on behalf of either party, we do not believe it is a material agreement required to be filed as an exhibit to our Annual Report on Form 20-F. * * * * * The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins LLP at (713) 758-2977. Very truly yours, PACIFIC DRILLING, S.A. By: /s/ Christian J. Beckett Name: Christian J. Beckett Title: Chief Executive Officer cc: Morgan Tarlton Hotzel (Pacific Drilling) Richard Tatum (Pacific Drilling) Sarah K. Morgan (Vinson & Elkins LLP)